Mail Stop 3561

March 27, 2008

Via Fax & U.S. Mail

Mr. Jessee Dobrinsky
Chairman and Chief Executive Officer
Cargo Connection Logistics Holding, Inc.
600 Bayview Avenue
Inwood, New York 11096

> **Re:** **Cargo Connection Logistics Holding, Inc.**
> **Form 10-KSB**
> **Filed April 4, 2007**
> **File No. 0-28223**

Dear Mr. Dobrinsky:

We have received your letter dated March 19, 2008 and have the following additional comment. Please revise your filings in response to this comment.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the quarter ended September 30, 2007
Note 5 – Business Acquisitions, page 12

1. We note your response regarding the reasons you believe the RadRope license is not impaired. Please revise your disclosures in your upcoming Form 10-K and all future filings to provide clear and robust detail as to the reasons why you believe the RadRope license is not impaired in light of your continued losses from operations and negative operating cash flow. You revised disclosure should be similar in detail as in your response to us. Discuss all material assumptions made by management in its cash flow analysis such as future sales, and potential contracts with government agencies. Your disclosures should be updated timely on an on-going basis to discuss any revisions to your forecasts and/or changes in assumptions made by management.   Please confirm that you will comply with

this comment and <u>provide us with your planned revisions</u> to be included in your Form 10-K.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Scott Goodman, CFO
(516) 239-2508